EXHIBIT 99.12

R.K. MacLeod*, B.S., P.Eng., President	M.W. Maughan, B.S., P.Geol., C.P.G., V.P., Geoscience	B.M. MacKinnon, B.Eng., P.Eng.
H.J. Helwerda*, B.Sc., P.Eng., Executive V.P.	C.M.F. Galas, Ph.D., P.Eng., Manager, Reservoir Studies	M.J. O’Blenes, M.Sc., P.Eng.
J.L. Chipperfield*, B.Sc., P.Geol., Senior V.P.	R. Gerritse, B.Sc., Manager, Systems	S.W. Pennell, B.Sc. Eng.
R.N. Johnson*, B.Sc., P.Eng., V.P., Engineering	B.F. Jose, M.Sc., P.Geoph., Manager, Geoscience	L.M. Precul, M.Sc., P.Eng.
D.W.C. Ho*, B.A.Sc., P.Eng., V.P., Engineering	C.P. Six, B.Sc., P.Eng., Manager, Engineering	G.I. Sanden, B.Sc., P.Eng.
G.D. Robinson*, B.Sc., P.Eng., V.P., Engineering	D.W. Woods, B.Ed., B.Sc., P.Eng., Manager, Engineering	M.W. Sargent, Ph.D., P.Geol.
D.J. Carsted*, CD, B.Sc., P.Geol., V.P., Geoscience	D.R. Bates, B.Sc., P.Eng.	V.Y. Savenkov, M.Sc., MBA, P.Eng.
K.P. McDonald, B.Comm., C.A., Controller;	G.R. Finnis, B.Sc., P.Eng.	P.C. Sidey, B.Sc., P.Eng.
Corporate Secretary	H.J. Firla, B.S., P.Eng.	N.T. Stewart, B.A.Sc., P.Eng.
	K. Ghaffari, M.Sc., P.Eng.	G.D. Strother-Stewart, B.Sc., P.Geol.
*Directors	J. Hanko, B.Sc., P.Geol.	W.J. Waddell, B.Sc., P.Geol.
	P.B. Jung, B.S., P.Eng.	R.R. Warholm, B.Sc., P.Eng.
	A. Kovaltchouk, M.Sc., P.Geol.	T.K. Wong, B.Sc., P.Geol.

Ref.: 3129.70455

March 28, 2008

Audit Committe
Austral Pacific Energy Ltd.
Level 3, 40 Johnston Street
Wellington, New Zealand
(PO Box 5537, Lambton Quay, WN6145)

Consent of Independent Engineers

Sproule herein consents to the use of and excerpts from our report entitled “Evaluation of the P&NG Reserves of Austral-Pacific Energy Limited in the Cheal Area of New Zealand (As of December 31, 2007)” (the “Report”), in Austral Pacific Energy Ltd.’s Form 6-K dated March 2008, Management’s Discussion and Analysis, and Consolidated Financial Statements dated March 28, 2008, to be filed with the securities regulatory authorities on SEDAR, Edgar and the New Zealand Stock Exchange and the Company’s annual report.

This consent is provided to the Company for the use solely in connection with the above filing of these documents pursuant to the continuous disclosure provisions of securities legislation of the provinces of British Columbia and Alberta, and the countries of New Zealand and the United States of America; accordingly, we do not consent to the use of the Report for any other purpose.

Sincerely,

SPROULE INTERNATIONAL LIMITED

Original signed by D.J. Carsted

Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

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